Exhibit 7.3

MTR Corporation Limited

Computation of

Ratio of Earnings to Fixed Charges

Based on Hong Kong GAAP

(Expressed in millions of HK$)

	Year ended December 31
	2000	2001	2002	2003	2004
Profit before tax	4,055	4,278	4,213	5,198	5,196

Fixed Charges:
Interest expenses	1,942	1,870	1,748	1,636	1,470
Amortization of debt discount or deferred debt costs	46	53	23	24	32
Representative portion of interest in operating lease expenses(1)	6	5	4	4	3

Total fixed charges (B)	1,994	1,928	1,775	1,664	1,505

Less: fixed charges capitalized	797	1,029	621	104	48

	1,197	899	1,154	1,560	1,457

Earnings before taxes and fixed charges (A)	5,252	5,177	5,367	6,758	6,653

Ratio of Earnings to Fixed Charges (A)/(B)	2.63	2.69	3.02	4.06	4.42

(1)	The balance represented one third of operating lease expenses of the Group.